

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2014

Via E-mail
Joseph H. Towell
President and Chief Executive Officer
Yadkin Financial Corporation
209 North Bridge Street
Elkin, NC 28621

> **Re:** **Yadkin Financial Corporation**
> **Registration Statement on Form S-4**
> **Filed March 26, 2014**
> **File No. 333-194821**
> **Form 10-K for the Fiscal Year Ended**
> **December 31, 2013**
> **Filed February 28, 2014**
> **File No. 000-52099**
> **VantageSouth Bancshares, Inc.**
> **Form 10-K for the Fiscal Year Ended**
> **December 31, 2013**
> **Filed March 13, 2014**
> **File No. 001-36009**

Dear Mr. Towell:

We have reviewed the above referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed on March 26, 2014

General

1.   Please provide us your analysis as to whether the right to receive contingent shares of Yadkin voting common stock, included as part of the merger consideration, is a security,

the offer and sale of which should be registered under the Securities Act of 1933. Alternatively, please amend your Form S-4 to register such rights.

2.   Please amend to include the proxy statement to be distributed to holders of Piedmont's common stock. We may have additional comments after reviewing your revised disclosure.

3.   Please amend to include disclosure regarding Piedmont pursuant to General Instruction C of Form S-4.

4.   Please provide us with copies of the board books that were provided to the respective boards of directors and any additional financial projections that may have been exchanged.

Prospectus Cover Page

5.   We note the merger consideration to be paid to holders of Piedmont's common stock is dependent on a number of independent variables that will remain unknown until a later date. Please provide your analysis as to how the use of this pricing structure is consistent with paragraph 16 to Schedule A of the Securities Act of 1933.

6.   Please revise to quantify Yadkin's closing stock price as of the date preceding public announcement of the proposed transaction.

Questions and Answers....

7.   Revise to add or revise an existing Q&A that discloses the estimated percentage of Yadkin to be held by Piedmont after the mergers including the shares under the Phantom Equity Plan.

What will I receive in the Mergers, page 2

8.   Revise to disclose (i) through (iv) using a bullet format and for bullets (iii) and (iv) add the amount of cash as of the latest practicable date in bullet (iii) and a cross-reference to a more complete discussion of the Phantom Plan in bullet (iv).

What are the U.S. federal income tax consequences of the Mergers.?, page 6

9.   Please remove the phrase "[i]t is expected that" from the first sentence of this section.

Are Piedmont stockholders entitled to dissenters' rights… page 6

10.   Revise to briefly disclose the actions and timing of such needed to be taken to perfect holders dissenters' rights.

Summary, page 8

11.   Revise to add illustrations of the Company's structures before and after the mergers.

Piedmont Community Bank Holdings, Inc., page 17

12.   Revise to provide more information on the entities owned by Piedmont other than the 58.4% of VantageSouth. Disclose whether the other entities are operating, have net assets and were profitable in 2013.

Risk Factors, page 18

13.   Recent news reports have indicated that several law firms are investigating the Board of Directors of VantageSouth for possible breaches of fiduciary duty and other violations of state law in connection with the merger. Please add a risk factor disclosing the same.

Selected Consolidated Historical Financial Data Piedmont, page 25

14.   We note you refer a reader to "Where You Can Find More Information" section of the filing for Piedmont's consolidated financial statements contained in reports that VantageSouth has previously filed with the SEC. Please tell us and revise to specifically identify the report(s) which contain this information.

Unaudited Pro Forma Condensed Combined Financial Statements, page 26

15.   We note your disclosure at the bottom of page 26 that "…the Mergers are considered reverse mergers where Piedmont (consolidated with VantageSouth) is the accounting acquirer…." Given that consolidated financial statements of Piedmont including VantageSouth have not been historically provided, please tell us how you determined that they are not presently required.

16.   We also note the last bullet at the bottom of page 27 that states that separate historical financial statements of Piedmont as of and for the years ended December 31, 2013 and 2012 are incorporated by reference. Please remove this sentence if in error or revise the incorporation by reference section beginning on page 160 to specifically identify the reports(s) which contain these historical financial statements.

17.   Please revise to disclose, in a separate column, the financial information for ECB Bancorp, Inc. for the period prior to the acquisition in the pro forma income statements for 2013, or tell us why this information would not be required and the authoritative guidance relied upon in arriving at this conclusion.

18.   Please revise the notes to the pro forma financial statements to more clearly show the calculation of the weighted-average common shares outstanding used in the pro forma EPS calculations.

19.   Please revise the notes to the pro forma financial statements to present the calculation of the purchase price in a tabular format. Please explain to us in detail how your calculation/measurement is consistent with the guidance in ASC 805-40-30-2.

Yadkin Proposals

Proposal No. 2 - Yadkin Articles of Amendment Proposal, page 44

20.   With regards to the "Available for Future Issuance" shares, assuming the merger, revise to disclose under what circumstances those shares can be issued without shareholder approval and whether there are currently any plans in the next 12 months for any other issuances.

The Mergers, page 65

21.   We note that the pro rata portion of cash payment in respect of Piedmont's $4.8 million deferred tax asset is subject to adjustment in accordance with an "independent evaluation". Revise to provide more detailed disclosure regarding any adjustment mechanisms and how such "independent valuation" will be made.

22.   We note your disclosure in the third paragraph on page 69 explaining why Yadkin's management recommended VantageSouth as the potential merger partner. Please also explain why Yadkin's management decided not to pursue the potential transaction with the other potential merger partner.

23.   We note your disclosure that senior management of Yadkin and VantageSouth provided certain projections and financial forecasts to each of KBW and Sandler. Please provide the staff with those materials and disclose any material projections, including revenue, net income, and earnings per share for two years.

24.   Please revise the last paragraph on page 88 to quantify the amount of fees paid by each of Yadkin and VantageSouth to KBW over the past two years.

VantageSouth's Reasons for the Merger..., page 89

25.   Please revise to add a bullet discussing the consideration, if any, that the VantageSouth board gave to potential merger litigation.

26.   As a related matter, please add a section disclosing the information pursuant to Item 103 of Regulation S-K with respect to the merger litigations under a caption headed "Litigation Related to the Merger" or something similar.

Dissenters' Rights in the Mergers, page 107

27.   Please revise to restate the date of the Piedmont special meeting in this section.

Accounting Treatment, page 126

28.   We note your disclosure that "…the relative voting interests factor weighs in favor of VantageSouth as the accounting acquirer because Yadkin will be issuing a number of shares of voting common stock representing approximately 120% of its currently outstanding shares of common stock in connection with the Mergers". Given that the common shares are being issued both to VantageSouth and Piedmont shareholders, please tell us how you factored in the issuance of shares to Piedmont shareholders in determining that VantageSouth was the accounting acquirer.

Material United States Federal Income Tax Consequences, page 127

29.   Please remove the word "anticipated" from the first sentence of this section.

30.   Please revise the first and last paragraphs of this section to clarify, if true, that the discussion is of material tax consequences, not merely a "summary" of such tax consequences.

31.   While you may recommend that investors consult their own tax advisors with respect to tax consequences, you may not tell them they "should" do so. Refer to the first and third paragraphs on page 128 and the first two paragraphs on page 129. These statements suggest that investors may not rely on the description of tax consequences included in the prospectus. Please eliminate this language from this section.

Exhibits

General

32.   Please file as exhibits all contracts or forms thereof entered into pursuant to the merger including, without limitation, any new employment agreements.

33.   We note that you intend to file certain exhibits at a later date. Please file these exhibits as soon as possible to facilitate our review of the registration statement.

Exhibits 99.1 and 99.2

34. We note that the consents of KBW and Sandler, filed respectively as Exhibits 99.1 and 99.2, do not comply with Rule 436(a) of the Securities Act of 1933, as the consents do not expressly state that KBW, in the case of Exhibit 99.1, and Sandler, in the case of Exhibit 99.2, consents to the *quotation or summarization* of its opinion in the registration statement. Please refile the consents with the proper representation.

Yadkin Financial Corp. - Form 10-K for the Fiscal Year Ended December 31, 2013

Item 8. Financial Statements and Supplementary Data

Note 4. Loans and Allowance for Loan Losses, page 80

35. In future filings, please revise your allowance for loan loss tables on page 94 to disclose the balance of your allowance for loan losses and your recorded investment in financing receivables for receivables acquired with deteriorated credit quality by loan portfolio segment. Refer to ASC 310-10-50-11B(g) and (h) and the example disclosure in ASC 310-10-55-7 for guidance.

Item 5. Market for Registrant's Common Equity, page 35

36. We are unable to locate the following disclosure:
- the performance graph as required by Item 201(e) of Regulation S-K; and
- the compensation committee report as required by Item 407(e)(5) of Regulation S-K.

Please amend to revise your disclosure or advise.

Item 11. Executive Compensation, page 129

37. We are unable to locate the following disclosure:
- a compensation discussion and analysis subsection; and
- compensation information for the three most highly compensated executive officers in addition to the PEO and PFO.

Please amend to revise your disclosure or advise. See Item 402 of Regulation S-K.

Summary Compensation Table

38. In note 1 to the Summary Compensation Table, you disclose that the bonus awards were paid "as a result of accomplishment of strategic plan goals related to credit, capital, and other performance metrics during 2013...." Please amend to disclose the specific objectives used to determine compensation or tell us why you are not required to do so. See Item 402 of Regulation S-K.

VantageSouth Bancshares, Inc. - Form 10-K for the Fiscal Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

39.   Considering the significant impact that your acquisitions and related acquisition
        accounting have on your credit ratios and trends, please revise your MD&A in future
        filings to discuss the following:

        a. How your accounting for acquired loans impacts your credit ratios and trends.
            Specifically identify the credit ratios and trends most impacted (e.g. the allowance for
            credit losses as a percentage of loans, etc.) and discuss the comparability between
            periods and with other institutions.

        b. Clarify the amount of acquired loans accounted for in pools versus individually.

        c. Clearly disclose how you classify PCI loans as impaired, loans greater than 90 days
            and accruing, or as a trouble debt restructuring immediately after acquisition. For
            example, at acquisition if a pooled loan is contractually delinquent discuss how this
            loan is classified.

            Please provide us a draft of your proposed disclosure that clearly identifies new or
            revised disclosure.

Provision for Loan Losses, page 38

40.   You disclose that your quarterly PCI cash flow re-estimations resulted in total provision
        expense of $1.1 million in 2013 and $1.3 million in the 2012 successor period. Please
        tell us in detail the underlying causes of the decreases in expected cash flows expected to
        be collected for each period. Additionally, tell us in detail how removing a loan from a
        pool of loans impacts your allowance for loan losses.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Volley at (202) 551-3437 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/Mark Webb for

Michael Clampitt
Senior Counsel

cc: Via E-mail
        Jan H. Hollar
        Nikki Lee, Esq.